As filed with the Securities and Exchange Commission on March 30, 2005

File No. 70-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1 APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation Exelon Ventures Company, LLC Exelon Enterprises Company, LLC Exelon Generation Company, LLC	Exelon Energy Delivery Company, LLC Commonwealth Edison Company PECO Energy Company

c/o Exelon Corporation

10 South Dearborn Street, 37th Floor

Chicago, IL 60603

(Name of company or companies filing this statement and address of principal executive offices)

Exelon Corporation

(Name of top registered holding company parent of each applicant or declarant)

Randall E. Mehrberg

Executive Vice President and General Counsel

Exelon Corporation

10 South Dearborn Street, 37th Floor

Chicago, IL 60603

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

William J. Harmon Michael G. Strohmeier Jones Day 77 West Wacker, Suite 3500 Chicago, IL 60601 (312) 782-3939 wjharmon@jonesday.com mgstrohmeier@jonesdy.com	Constance Reinhard Exelon Corporation 10 South Dearborn Street, 35th Floor Chicago, Illinois 60603 312-394-3604 constance.reinhard@exeloncorp.com

-i-

Item 1.	Description of the Proposed Transaction

A.	Introduction

In this Application/Declaration, Exelon Corporation, a Pennsylvania corporation (“Exelon”), and certain of its Subsidiaries (as defined below) seek approval pursuant to Sections 6, 7, 9, 10, 11, 12, 32, 33 and 34 of the Public Utility Holding Company Act of 1935 (the ”Act”) and Rules 42, 43, 52, 53, 54 and 58 thereunder to engage in the various transactions set forth herein.

B.	Background

Exelon and certain of its subsidiaries received approval from the Securities and Exchange Commission (the “Commission”) under the Act in Docket No. 70-10050 (as amended through Amendment No. 1, the “Prior Investment U-1”) pursuant to an order dated June 27, 2002 (Holding Co. Act Release No. 27545, the “Prior Investment Order”), to undertake activities related to Exelon’s otherwise permitted investments including in exempt wholesale generators (“EWGs”), foreign utility companies (“FUCOs”), exempt telecommunications companies (“ETCs”), investments permitted under Rule 58 (“Rule 58 Subsidiaries”) and investments in businesses engaged in energy related activities (“Non-U.S. Energy Related Subsidiaries”) through June 30, 2005.

The approvals sought in this Application/Declaration are essentially identical to the approvals previously granted in the Prior Investment Order.

Investments in EWGs, FUCOs, ETCs and Rule 58 Subsidiaries are permitted pursuant to the terms of the Act and Rules 53 and 58. As described below, this Application/Declaration seeks approval to continue to make investments in Non-U.S. Energy Related Subsidiaries through June 30, 2008 (the “Authorization Period”)1 These permitted investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and (assuming continued Commission approval herein) Non-U.S. Energy Related Subsidiaries (whether existing on the date hereof or hereafter acquired) are collectively referred to as “Permitted Non-Utility Investments.”2

Each of the directly or indirectly owned subsidiaries of Exelon as of the date hereof is referred to herein individually as a “Subsidiary” and collectively as “Subsidiaries.”3 All of Exelon’s direct and indirect Subsidiaries, other than the Utility Subsidiaries (as defined below), are herein called the “Non-Utility Subsidiaries.”

For purposes of this Application/Declaration, the terms “Subsidiary,” “Subsidiaries” and “Non-Utility Subsidiaries” shall also include other direct or indirect subsidiaries that Exelon may

[1]	In the Prior Investment U-1, Exelon sought and obtained approval to make investments only in Non-U.S. Energy Related Subsidiaries that are engaged in Energy Management and Consulting Services (defined below) anywhere outside the United States, and Energy Marketing activities (defined below) in Canada and Mexico. No other non-U.S. energy related activities would be approved hereunder.

[2]	“Permitted Non-Utility Investments” also includes those Non-Utility Subsidiaries that Exelon currently owns, those approved for retention by Holding Co. Act Release No. 27256 (Oct. 19, 2000) at the time Exelon became a registered holding company and Non-Utility Subsidiaries acquired hereafter.

[3]	Exelon’s existing subsidiaries and investments are described on its Rule 24 Certificte for the year ended December 31, 2004.

form or acquire after the date hereof with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33 or 34 of the Act or, to the extent approved herein, as Non-U.S. Energy Related Subsidiaries.4 Exelon and the Subsidiaries are sometimes hereinafter collectively referred to as the “Exelon System.”

The Prior Investment Order, in summary, authorized Exelon to:

•	expend directly or through Non-Utility Subsidiaries and Exelon Generation Company, LLC (“Exelon Generation”) up to $500 million on preliminary development activities (“Development Activities”) and administrative and management activities (“Administrative Activities”) in each case relating to Permitted Non-Utility Investments;

•	expend directly or through Non-Utility Subsidiaries and Exelon Generation up to $500 million to construct or acquire from non-affiliated third parties non-utility energy assets that are incidental and related to its business as an electricity and energy commodities marketer and broker (“Energy Assets”);

•	acquire directly or through Subsidiaries the securities of one or more corporations, trusts, partnerships, limited liability companies or other entities (“Intermediate Subsidiaries”) which would be created and organized exclusively for the purpose of acquiring, holding and/or financing or facilitating the acquisition of Permitted Non-Utility Investments;

•	undertake internal reorganizations of then existing and permitted Subsidiaries and businesses; and

•	engage through Non-Utility Subsidiaries and Exelon Generation in energy related activities that, but for being conducted outside the United States, would constitute Rule 58 exempt activities.

C.	Description of the Parties to the Transaction

Exelon has four operating public utility company subsidiaries (the “Utility Subsidiaries”):5

[4]	On December 20, 2004, Exelon announced a proposed merger with Public Service Enterprise Group Incorporated (“PSEG”). Exelon has filed on March 15, 2005 for Commission approval of that transaction in File No. 70-10294. Contingent on the Commission’s approval and the closing of the transaction, PSEG’s only public utility company, Public Service Electric and Gas Company (“PSE&G”) will be considered a “Utility Subsidiary” for purposes of this Application/Declaration and each of PSEG’s non-utility subsidiaries will constitute a Non-Utility Subsidiary and Permitted Non-Utility Investments will include those investments authorized to be retained in the Exelon/PSEG merger order, subject to any further orders of the Commission to the contrary.

[5]	On April 1, 2004, the Commission issued an order authorizing among other things, de-registration of Exelon Generation and PECO Energy Power Company (PEPCO) under Section 5(d) of the Act. The order states that PEPCO, previously an electric utility company and a registered holding company, along with its public utility subsidiary Susquehanna Power Company and Exelon Generation’s public utility subsidiary, Susquehanna Electric Company, were converted into EWGs. As a result, Exelon Generation and PEPCO no longer have any public utility company subsidiaries as of March 22, 2004. See Exelon Corporation, et al., Holding Co. Act Release No. 35-27830 (April 1, 2004).

•	PECO Energy Company (“PECO”), a Pennsylvania corporation and a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

•	Commonwealth Edison Company (“ComEd”), an Illinois corporation and a public utility company engaged in the transmission, distribution and sale of electricity in Illinois;

•	Exelon Generation, a Pennsylvania limited liability company and a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere and also engaged in electricity and energy commodities marketing and brokering activities and development and ownership of EWGs; and

•	Commonwealth Edison Company of Indiana (the “Indiana Company”), an Indiana corporation that owns certain transmission facilities in Indiana. The Indiana Company has no retail customers and only provides wholesale transmission services.[6]

In addition, Exelon has the following other principal Subsidiaries:

•	Exelon Energy Delivery Company, LLC (“Delivery”), a registered holding company and intermediate holding company for ComEd and PECO;

•	Exelon Business Services Company (“Exelon BSC”), the service company for the Exelon System;

•	Exelon Ventures Company, LLC (“Ventures”), a registered holding company and a first tier Subsidiary of Exelon which has as wholly-owned subsidiaries, Exelon Generation and Exelon Enterprises Company, LLC (“Enterprises”); and

•	Enterprises, the principal Subsidiary through which Exelon conducts its non-utility businesses.

D.	Summary of Approvals Sought.

Exelon and its Subsidiaries request authority for each of the following activities or transactions during the Authorization Period (i.e. June 30, 2008):

•	Development and Administrative Activities. Exelon requests authority to expend, directly or through Non-Utility Subsidiaries and Exelon Generation up to $500 million, on Development Activities and Administrative Activities in each case relating to Permitted Non-Utility Investments. Development Activities and Administrative Activities will relate only to Permitted Non-Utility Investments and no authority is sought to acquire any new business

[6]	Exelon does not currently own any FUCOs. Exelon Generation may also invest in Rule 58 Subsidiaries and Non-U.S. Energy Related Subsidiaries.

not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions.7

•	Incidental Acquisition of Non-Utility Assets. Exelon requests authority to expend directly or through Non-Utility Subsidiaries and Exelon Generation up to $500 million to construct or acquire from non-affiliated third parties Energy Assets. Energy Assets include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, gas or coal reserves, a pipeline spur that is needed for deliveries of fuel to an industrial customer, electric metering and customer electric equipment and associated facilities and other physical assets that are incidental to and reasonably necessary in the day-to-day conduct of energy marketing, brokering and trading operations. Energy Assets will not include any “utility assets” within the meaning of the Act. Such business as an electricity and energy commodities marketer and broker is conducted through Exelon Generation or Permitted Non-Utility Investments. The Commission has approved such activities on several occasions.[8]

•	New Intermediate Subsidiaries for Internal Corporate Structuring. Exelon requests authority to acquire directly or through Subsidiaries the securities of one or more Intermediate Subsidiaries which would be created and organized exclusively for the purpose of acquiring, holding and/or financing or facilitating the acquisition of Permitted Non-Utility Investments. These transactions will involve only internal reorganization and no authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions.[9]

•	Internal Corporate Reorganization. Exelon and its Subsidiaries request authority to undertake internal reorganizations of then existing and permitted Subsidiaries and businesses, for example, by moving a Permitted Non-Utility Subsidiary to be a subsidiary of a different parent company. Such internal reorganizations will be accomplished through a contribution, sale, distribution, assignment or other transfer from one entity and the acquisition by another entity of the securities, assets or interests in such entities. Such internal corporate reorganizations will not include any transfer of utility assets or the securities of any Utility Subsidiary. These transactions will involve only internal reorganizations and no authority is sought to acquire any new business not otherwise approved, authorized or exempted. The Commission has approved such activities on several occasions.[10]

•	Non-U.S. Energy Related Subsidiaries. Exelon requests authority to engage through Non-Utility Subsidiaries and Exelon Generation in energy related activities that, but for being conducted outside the United States, would constitute Rule 58 exempt activities. Non-U.S.

[7]	See Prior Investment Order and Item 1.B.1 below.

[8]	See Prior Investment Order and Item 1.B.2 below.

[9]	See Prior Investment Order and Item 1.B. 3. below. The Commission has recognized on several occasions that the authority to acquire exempt subsidiaries such as EWGs, FUCOs, ETCs or Rule 58 Subsidiaries includes the authority to acquire related intermediate holding companies and/or subsidiaries of such exempt companies even if those related companies do not themselves have the status of an exempt company. See, e.g., Energy East Corp., Holding Co. Act Release No. 35-27228 (September 12, 2000) and Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (August 26, 1999); Entergy Corporation, 1995 SEC No-Act LEXIS 901 (Oct. 24, 1995); Entergy Power Development, 1994 WL 731386 (S.E.C.) (Dec. 7, 1994).

[10]	See Prior Investment Order and Item 1. B. 4. below.

Energy Related Subsidiaries will engage in only those activities of the type the Commission has heretofore approved. The Commission has approved such activities on several occasions.11

E.	Detailed Description of Approvals Sought

1.	Development and Administrative Activities.

In connection with existing and future Permitted Non-Utility Investments, Exelon requests authority to engage directly and through Non-Utility Subsidiaries and Exelon Generation in Development Activities and Administrative Activities associated with such investments.12 Development Activities and Administrative Activities include preliminary activities designed to result in a Permitted Non-Utility Investment such as an EWG or FUCO; however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Development and Administrative Activities. Development Activities and Administrative Activities constituting services provided by one Non-Utility Subsidiary or Exelon Generation to any associate company will be provided “at cost” in accordance with section 13(b) and rules 90 and 91 of the Act.

Administrative Activities will include personnel, accounting, engineering, legal, finance and other support activities necessary to manage Exelon’s and its Subsidiaries’ investments in Non-Utility Subsidiaries.13

Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with investments through the purchase, acquisition, financing or construction of facilities or the purchase of securities of other companies. Development Activities will be designed to eventually result in a Permitted Non-Utility Investment.

Exelon proposes to expend directly or through Non-Utility Subsidiaries and Exelon Generation up to $500 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities.14 Exelon proposes the continued use of a “revolving

[11]	See Prior Investment Order and Item 1.B. 5. below. As described in that section, the requested activities are identical or substantially identical to previously approved activities.

[12]	Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities limited as described in Item I.B.3.

[13]	See Black Hills Corporation Holding Co. Act Release No. 27931 (Dec. 28, 2004); Scottish Power plc, Holding Co. Act Release No. 2731, (April 1, 2004).

[14]	Expenditures in EWGs, FUCOs and Rule 58 Subsidiaries which count against the “aggregate investment” limitation of Rule 53 or Rule 58, as modified by Commission orders applicable to Exelon, will not count against the $500 million limitation. Under Section 34 of the Act, there is no limitation on the amount Exelon may invest in ETCs.

fund” for permitted Development Activities. To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary, the amount so expended will cease to be Development Activities and then be considered as part of the “aggregate investment” in such entity. In the case of EWGs, FUCOs and Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 53 or 58, as modified by Commission order applicable to Exelon. Amounts expended on Development Activities in cases where the investment is not converted to a Permitted Non-Utility Investment (e.g., an abandoned project) will continue to count against the $500 million limitation.

This type of approval for a revolving fund of permitted investment in Development Activities has been approved by the Commission in prior cases.15 The Commission has approved the types of Development Activities and Administrative Activities described above in several cases.16

2.	Incidental Acquisition of Non-Utility Assets

Exelon requests authority to expend directly or through its Non-Utility Subsidiaries and Exelon Generation up to $500 million to construct or acquire from non-affiliated third parties Energy Assets that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets; provided that the acquisition and ownership of such Energy Assets would not cause any Subsidiary to be or become an “electric utility company” or “gas utility company,” as defined in Sections 2(a)(3) and 2(a)(4) of the Act. Energy Assets will be acquired only in the countries in which Exelon is authorized to conduct its electricity and energy commodities marketing and brokering business, currently the United States, Canada and Mexico. Exelon requests that the Commission reserve jurisdiction over the acquisition of Energy Assets in any other country pending completion of the record in this docket. Energy Assets include natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, gas or coal reserves, a pipeline spur that is needed for deliveries of fuel to an industrial customer, electric metering and customer electric equipment and associated facilities and other physical assets that are incidental to and reasonably necessary in the day-to-day conduct of energy marketing, brokering and trading operations. Energy Assets will not constitute additional investments in EWGs or FUCOs.

The Commission has approved the acquisition of Energy Assets and similar activities related to marketing and brokering in several cases.17

[15]	See Prior Investment Order; Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004); Scottish Power plc, Holding Co. Act Release No. 27831, (April 1, 2004); FirstEnergy Corp., Holding Co. Act Release No. 35–27459 (Oct. 29, 2001).

[16]	E.g., Prior Investment Order; Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004); Scottish Power plc, Holding Co. Act Release No. 27831, (April 1, 2004); FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

[17]	See, e.g., Prior Investment Order; Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004); Alliant Energy Corporation, Holding Co. Act Release No. 35-27930 (Dec. 28, 2004); American Electric Power Company, Inc., Holding Co. Act Release No. 35-27842 (April 30, 2004).

3.	New Intermediate Subsidiaries for Internal Corporate Structuring

Exelon proposes to create and acquire directly or indirectly through Subsidiaries the securities of one or more Intermediate Subsidiaries.18 Intermediate Subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating Exelon’s investments in, other direct or indirect Permitted Non-Utility Investments.19 Intermediate Subsidiaries that are subsidiaries of Non-Utility Subsidiaries or Exelon Generation may also engage in Development Activities and Administrative Activities.20

There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in Permitted Non-Utility Investments. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form a foreign Non-Utility Subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Exelon to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for Exelon or its Subsidiaries.21

Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary or approved Non-U.S. Energy Related Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership

[18]	See Prior Investment Order; AGL Resources, Inc., Holding Co. Act Release No. 27917 (Nov. 24, 2004); National Grid Group plc, Holding Co. Act Release No. 35-27490 (Jan. 16, 2002). Utility Subsidiaries therefore will be authorized to create and acquire Intermediate Subsidiaries for the purpose of efficiently managing the corporate structure of their Non-Utility Subsidiaries.

[19]	In this Application/Declaration, Exelon is not seeking any additional financing authority. In Holding Co. Act Release No. 35-27830 (April 1, 2004) (the “Financing Order”), the Commission approved among others aggregate investment by Exelon in EWGs and FUCOs of $4 billion and reserved jurisdiction over Exelon’s aggregate investment in EWGs and FUCOs in the amount of an additional $3.0 billion. Exelon has requested an increase in EWG and FUCO authority in its filing regarding the merger with PSEG.

[20]	See Prior Investment Order.

[21]	Any “tax sharing” aspects of such arrangements will comply with Rule 45(c) or any tax allocation agreement which has been approved by the Commission.

interests in such business held by the Exelon System and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Permitted Non-Utility Investments; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Exelon’s exposure to U.S. and foreign taxes; (7) to further insulate Exelon and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.22

Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.23 If any financing is necessary in the formation of Intermediate Subsidiaries it will be done pursuant to separate authorization of the Commission, such as the financing authority granted to Exelon in the Financing Order or pursuant to Rule 52 if applicable.

Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from Exelon’s available funds. No authority is sought herein for additional financing authority.

To the extent that Exelon provides funds directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary, the amount of such funds will be included in Exelon’s “aggregate investment” in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable and as modified by Commission order applicable to Exelon.24

The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined above and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, approved Non-U.S. Energy Related Subsidiaries or any other business subject to an investment limitation under the Act.

Intermediate Subsidiaries have been approved by the Commission in a number of instances.25

4.	Internal Corporate Reorganizations

Exelon currently engages directly or through Subsidiaries in certain non-utility businesses. Exelon seeks authority to engage in internal corporate reorganizations to better organize its current and future Non-Utility Subsidiaries and investments. No authority is sought

[22]	See Prior Investment Order, see also AGL Resources, Inc., Holding Co. Act Release No. 27917 (Nov. 4, 2004).

[23]	See AGL Resources, Inc., Holding Co. Act Release No. 27917 (Nov. 4, 2004).

[24]	If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not “double count” both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

[25]	See e.g., Prior Investment Order; Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004); Alliant Energy Corporation, Holding Co. Act Release No. 27930 (Dec. 28, 2004).

under this heading to make new investments in, or to change the organization for, the Utility Subsidiaries.

Exelon and Subsidiaries request authority, to the extent needed,26 to sell or to cause any Subsidiary to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, Exelon requests, on behalf of the Subsidiaries, authority to acquire the assets of such businesses, Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions, dissolutions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, Exelon may determine to transfer securities or the assets of Non-Utility Subsidiaries to other Subsidiaries as described in this section. Exelon may also liquidate or dissolve Non-Utility Subsidiaries or merge a Non-Utility Subsidiary into any other Subsidiary.

Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Exelon requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

The transactions proposed under this heading will not involve the sale, transfer or other disposition of any utility assets of any Utility Subsidiary to any other person. The transactions proposed under this heading will also not involve any change in the corporate ownership of, or involve any restructuring of, the Utility Subsidiaries.27 Utility Subsidiary for this purpose means any Subsidiary of Exelon which owns or operates utility assets within the meaning of Sections 2(a)(3), 2(a)(4) and 2(a)(18) of the Act.

The Commission has given approval for such general corporate reorganizations in prior cases.28

5.	Non-U.S. Energy Related Subsidiaries.

Exelon requests authority herein to acquire directly or indirectly only Non-U.S. Energy Related Subsidiaries of the type listed in this subsection B.5. The following list of energy related activities are identical to activities that have been previously approved for Exelon and other registered holding companies outside the United States.29

[26]	The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

[27]	The Non-Utility Subsidiaries of any Utility Subsidiary may be subject to the corporate reorganization transactions described herein.

[28]	See Prior Investment Order; See also AGL Resources, Inc., Holding Co. Act Release No. 27917 (Nov. 24, 2004); Scottish Power, Holding Co. Act Release No. 27831 (April 1, 2004).

[29]	The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to provide various services outside the United States as more fully described in the following notes. See Prior Investment Order; See also Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004); Alliant Energy Corporation, Holding Co. Act Release No. 27930 (Dec. 28, 2004).

Continued approval is sought for Non-U.S. Energy Related Subsidiaries to engage in sales of the following goods and services outside the United States:

“Energy Management Services.” Energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning (“HVAC”), electrical and power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer’s electrical systems.30

“Consulting Services.” Consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, general management consulting including training activities, feasibility studies, and other similar related services.31

“Energy Marketing.” The brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement.32

Consistent with existing precedent, Exelon requests authority to conduct Energy Management Services and Consulting Services anywhere outside the United States. Also consistent with precedent, Exelon requests authority to conduct Energy Marketing activities in Canada and Mexico. Furthermore, Exelon requests that the Commission reserve jurisdiction

[30]	See Prior Investment Order; Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004).

[31]	See Prior Investment Order; Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004).

[32]	See Prior Investment Order; Black Hills Corporation, Holding Co. Act Release No. 27931 (Dec. 28, 2004).

over the conduct of Energy Marketing activities in any other country pending completion of the record in this docket.

To the extent that non-U.S. operations involve additional or different risks than U.S. operations, Exelon will evaluate and seek to mitigate those risks in a manner similar to the manner it evaluates EWG and FUCO investments as described in Amendment No. 4 to the Form U-1 filed in File No. 70-9693 filed December 5, 2000. As reemphasized in Amendment No. 2 to the Form U-1 filed in File No. 70-10189 (the “Financing U-1”), Exelon continues to be committed to such risk analysis and mitigation process.

F.	Rule 54.

The proposed transactions are subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

Exelon currently does not meet all of the conditions of Rule 53(a). As of December 31, 2004, Exelon’s “aggregate investment,” as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.2 billion which is in excess of the 50% of Exelon’s average consolidated retained earnings of $3.0 billion at that date. However, in the Financing Order, the Commission has authorized Exelon to increase its “aggregate investment” in EWGs and FUCOs to an amount of up to $4 billion.33 Therefore, although Exelon’s “aggregate investment” in EWGs and FUCOs currently exceeds the 50% “safe harbor” limitation, this investment level is permitted under the Financing Order. Furthermore, as a result of the sale of Sithe Energies, Inc. (“Sithe”) on January 31, 2005, Exelon’s aggregate investment in EWGs decreased to approximately $1.4 billion.

Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon’s domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

With regard to capitalization, since December 31, 2000, there has been no material adverse impact on Exelon’s consolidated capitalization resulting from Exelon’s investments in EWGs and FUCOs. Exelon’s common equity ratio has remained above 30% since 2000.

[33]	In the Financing Order, the Commission reserved jurisdiction over Exelon’s request to further increase its “aggregate investments” in EWGs and FUCOs to an amount of up to $7.0 billion dollars.

December 31,	Common Equity Ratio (%)
2000	31.3
2001	35.0
2002	32.1
2003	34.9
2004	40.8

These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization.

In the aggregate, Exelon’s EWG and FUCO investments have been profitable for all annual periods ending December 31, 2000 through December 31, 2002 and for the quarter ended June 30, 2003. While in 2003 Exelon recorded losses of $1.2 billion ($729 million net of income tax) in connection with two of its EWG investments, Exelon New England Holdings Company (“EBG”) and Sithe, Exelon has since transferred the ownership of EBG to EBG’s lenders (on May 25, 2004, recognizing a net gain of $85 million) and disposed of Sithe on January 31, 2005 (see discussion below). Excluding the losses at these two companies, for which substantially all required write-offs have been taken, Exelon’s remaining EWGs were profitable in 2003. For the twelve months ending December 31, 2004, Exelon’s EWGs have been, in the aggregate, profitable. For information on EWG earnings, please see item 24 of Exelon’s quarterly filed Rule 24 certificates.

On November 25, 2003, Exelon Generation, Reservoir Capital Group (“Reservoir”) and Sithe completed a series of transactions resulting in Exelon Generation and Reservoir each indirectly owning a 50% interest in Sithe (Exelon Generation owned 49.9% prior to November 25, 2003).

Both Exelon Generation’s and Reservoir’s 50% interests in Sithe were subject to put and call options. On September 29, 2004, Exelon Generation exercised its call option and entered into an agreement to acquire Reservoir’s 50% interest in Sithe for $97 million. On November 1, 2004, Exelon Generation entered into an agreement to sell Sithe to Dynegy Inc. (“Dynegy”) for $135 million in cash.

On January 31, 2005, subsidiaries of Exelon Generation completed a series of transactions that resulted in Generation’s exit from its investment in Sithe. Specifically, subsidiaries of Generation closed on the acquisition of Reservoir’s 50% interest in Sithe and the sale of 100% of Sithe to Dynegy. Prior to closing on the sale to Dynegy, subsidiaries of Exelon Generation received from Sithe approximately $65 million in cash distributions. As a result of the sale, Exelon deconsolidated from its balance sheet approximately $820 million of debt and was released from approximately $125 million of credit support. Additionally, Exelon issued certain guarantees to Dynegy that will be taken into account in the final determination of the gain or loss on sale.

On October 13, 2004, Sithe transferred all of the shares of Sithe International, Inc. and its subsidiaries to a subsidiary of Exelon Generation in exchange for the cancellation of a $92 million note and accrued interest. Sithe International, through its subsidiaries, had a 49.5% interest in two Mexican business trusts that own the Termoeléctrica del Golfo (“TEG”) and Termoeléctrica Peñoles (“TEP”) power stations, two 230 MW petcoke-fired generating facilities in Tamuín, Mexico that commenced commercial operations in the second quarter of 2004. Both the TEG and TEP power stations are EWGs.

G.	Other Matters.

Exelon proposes to continue to file consolidated quarterly reports pursuant to Rule 24 with respect to the matters covered in this Application.34 It is proposed that such combined report continue to be in lieu of any separate notification on Form U-6B-2 that would otherwise be required with respect to exempt securities issuances. The Rule 24 report shall include:

•	A copy of the consolidated balance sheet and income statement for Ventures, Exelon Generation and Enterprises;

•	A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended;

•	A narrative description of each investment made during the quarter just ended including:

•	name of the company and its immediate parent;

•	method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries);

•	type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary, Financing Subsidiary);

•	with respect to Intermediate Subsidiaries and Financing Subsidiaries, the name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the

[34]	Subsidiaries that are Rule 58 Subsidiaries will also continue to file quarterly reports on Form U-9C-3. In addition, Exelon will provide such information as may be required by Form U5S with respect to any EWGs or FUCOs in which it may acquire an interest.

quarter and the amount and terms of any securities issued by those subsidiaries during the quarter;35

•	with respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business;

•	With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer;

•	A chart showing, as of the end of such quarterly period and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon’s percentage equity ownership in each such entity.

•	All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

Item 2.	Fees, Commissions and Expenses

Estimated Legal Fees and Expenses	$15,000
Estimated Miscellaneous Expenses	5,000

Total	$20,000

[35]	Exelon is already required to provide this information. See Financing Order.

Item 3.	Applicable Statutory Provisions

Sections 6, 7, 9, 10, 11, 12, 32, 33 and 34 of the Act and Rules 42, 43, 52, 53, 54, and 58 are considered applicable to the proposed transactions as described below:

TRANSACTION	APPLICABLE SECTION OR RULE
Acquisition of initial securities of Intermediate Subsidiaries, Non-U.S. Energy Related Subsidiaries and Development Activities and Administrative Activities.	Sections 6, 7, 9(a) and 10; Rule 52.

Sale or other transfer by Exelon or a Subsidiary of securities and interests in businesses, and acquisition thereof by another direct or indirect Subsidiary Exelon; reorganizations of Subsidiaries.	Sections 12(c) or Section 12(f), to the extent not exempt pursuant to Rules 42 and 43, as applicable; Sections 6, 7, 9(a) and 10, to the extent not exempt pursuant to Rule 58 or Section 32, 33 or 34.

Investment in Energy Assets.	Sections 9(a) and 10.

Sale Of Certain Goods And Services Outside The United States.	Sections 9(c)(3); 11(b)(1); 32; 33; 34 and Rules 53, 54 and 58.

To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

Item 4.	Regulatory Approvals

No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.	Procedure

Exelon and the Subsidiaries hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to publish the requisite notice under Rule 23 with respect to this Application-Declaration, such notice specifying a date as the date by which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. Exelon and the Subsidiaries hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6.	Exhibits and Financial Statements

A.	Exhibits

Exhibit No.	Description of Document	Method of Filing
A	Restated Articles of Incorporation of Exelon	Incorporated by reference to S-4 Registration Statement, File No. 333-37082.

B	Inapplicable	NA

C	Inapplicable	NA

D	Inapplicable	NA

E	Inapplicable	NA

F-1	Preliminary opinion of counsel to Exelon	Filed herewith

F-2	Past-tense opinion of counsel to Exelon	Filed by amendment

G	Form of Notice of filing	Filed herewith

B.	Financial Statements

Statement No.	Description	Method of Filing
FS-1	Consolidated Balance Sheet of Exelon as of December 31, 2004	Incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-16169

FS-2	Consolidated Statement of Income of Exelon for the year ended December 31, 2004	Incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-16169

Item 7.	Information as to Environmental Effects

The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date: March 30, 2005

Exelon Corporation
Exelon Ventures Company, LLC
Exelon Enterprises Company, LLC
Exelon Generation Company, LLC
Exelon Energy Delivery Company, LLC
Commonwealth Edison Company
PECO Energy Company

c/o Exelon Corporation
10 South Dearborn Street
37th Floor
Chicago, Illinois 60603

By:	/s/ WILLIAM A. VONHOENE, JR.
Name:	William VonHoene, Jr.
Title:	Senior Vice President Exelon Business Services Company and Acting General Counsel of Exelon Corporation